Michael A. Conza, Esq.

Direct Dial: (617) 951-8459

E-Mail: mike.conza@bingham.com

May 27, 2011

VIA EDGAR AND FEDERAL EXPRESS

Mark P. Shuman

Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0404

Re:	Kayak Software Corporation

Amendment No. 5 to Registration Statement on Form S-1

File No. 333-170640

Dear Mr. Shuman:

On behalf of our client, Kayak Software Corporation, a Delaware corporation (the “Company”), submitted herewith please find Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-170640, of the Company (as amended, the “Registration Statement”). The Registration Statement has been revised to respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated March 25, 2011 (the “Comment Letter”) and to effect updating and other changes. Enclosed in the federal express package to assist in your review please find a black-lined version of the Registration Statement, marked to show the changes against Amendment No. 4 as filed on March 8, 2011.

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference our responses are numbered to correspond to the comment numbers in the Comment Letter and each comment contained in the Comment Letter is printed below in italics and is followed by the response of the Company.

Comment:

Prospectus Cover Page

1.	On the cover page, please disclose the minimum percentage of post-offering voting power that will be exercised by the holders of the Class B common stock.

We note the Staff’s comment and the Company has revised its Registration Statement to set forth on the prospectus cover page the minimum percentage of post-offering voting power that will be exercised by the holders of Class B common stock.

Mark P. Shuman

U.S. Securities and Exchange Commission

May 27, 2011

Comment:

Prospectus Summary

Kayak Software Corporation

Risks Associated with Our Business, page 4

2.	Please update to include the risks associated with your dual class structure, as disclosed in the risk factor on page 24 entitled “Our management and other affiliates have significant control….”

We note the Staff’s comment and the Company has revised its Registration Statement to include in “Risks Associated with Our Business”, risks associated with the Company’s dual class common stock structure.

Comment:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Income tax expense (benefit), page 44

3.	We note that the primary differences between your statutory tax rate and effective tax rate include stock compensation from incentive stock options, state tax expense and changes in your valuation reserves. In light of the significant change in your effective tax rate, please revise to explain these factors in further detail.

We note the Staff’s comments and the Company has revised its Registration Statement to further explain the differences between its statutory tax rate and its effective tax rate.

Comment:

Liquidity and Capital Resources, page 45

4.	You state that you believe that cash from operations, together with your cash and short-term investment balance, are sufficient to meet your ongoing capital expenditures, working capital requirements and other capital needs for at least the next twelve months. Please additionally disclose your known, material liquidity needs for periods over twelve months. Please refer to Instruction 5 to Item 303(a) of Regulation S-K.

We note the Staff’s comment and the Company has revised its Registration Statement to describe material liquidity needs for periods over twelve months.

Mark P. Shuman

U.S. Securities and Exchange Commission

May 27, 2011

Comment:

Critical Accounting Policies and Estimates

Common Stock Valuations, page 48

5.	Please tell us whether you have issued any stock options subsequent to December 31, 2010 and if so, please revise your disclosure to include the total fair value of these option grants and the expected impact these option grants will have on your financial statements.

We note the Staff’s comment and the Company has revised its Registration Statement to disclose stock option grants subsequent to December 31, 2010, and its expected impact on its financial statements.

Comment:

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

6.	We have reviewed your responses to prior comments 5 and 6. As noted in our teleconference on March 17, 2011, we expressed our belief that the company’s consolidated statements of operations presentation does not comply with Rule 5-03 of Regulation S-X. It is our understanding that the company is reevaluating its conclusion.

We note the Staff’s comment and the Company has revised the presentation of its Consolidated Statements of Operations to show three main captions. These three captions appearing above income from operations are as follows: “Revenues”, “Cost of revenues” and “Selling, general and administrative expenses”. Because the Company believes that it is valuable to the readers of its financial statements, the Company has also included further detail regarding the components of Selling, General and Administrative Expenses, which include “Marketing”, “Technology”, “Personnel” and “Other general and administrative Expenses”.

In preparing its financial statements, the Company analyzed and carefully considered whether any of the amounts included in Selling, general and administrative expenses would more appropriately be classified as Cost of revenues. In particular, the Company assessed whether its Technology and Personnel costs would be better characterized as Costs of revenues. As previously disclosed in its response to Staff comments (comment 7) in our letter dated February 10, 2011, the Company’s Technology costs consist of hosted data center costs, depreciation and amortization related to trade and domain names, website development costs, hardware and software, and to a lesser extent, consulting costs. As discussed with the Staff in calls on May 19, 2011 and May 20, 2011, the Company considers hosted data center costs, consulting costs (which primarily relates to website development and content management) and amortization

Mark P. Shuman

U.S. Securities and Exchange Commission

May 27, 2011

(which primarily relate to trade and domain names) and website development are analogous to occupancy costs and leasehold improvements costs in a retail store setting, which are costs permitted to be classified as selling, general and administrative costs under Regulation S-X Rule 5-03. The Company bases this analogy on the premise that the functionality its website provides (e.g. the ability to compare prices, view trip reviews, store personal preferences and request trip alerts), is what drives users to its website. Users of the Company’s website are able to take advantage of this functionality as part of the shopping experience regardless of whether the user actually completes a transaction or not. As previously mentioned, the Company believes this is very similar to a retail store that incurs costs in creating a branded customer experience that draws customers into the retail stores and is not dependant upon the customers making a purchase at the retail store.

The Company designs its website with a focus on maximizing the consumer experience. The consumer experience is based on a number of factors including speed, ease of use, and functionality, and the Company believes these factors are consistent with how many retailers view physical store experiences and operations. As such, the Company believes it is appropriate to classify these costs outside of Cost of Revenues, which presentation is consistent with that used by many brick and mortar retailers. The Company further notes the Staff’s concerns expressed during telephone conversations on May 19, 2011 and May 20, 2011 whether the percent of revenue generated by advertising suggests that the Company is more indicative of an online search engine rather than a physical retail business. While the Company acknowledges that advertising revenues currently comprise approximately 58% of its total revenues, the Company believes that the retail model analogy is still appropriate for the following reasons: (1) while the Company’s website does offer search capability, its search functions are different from search engines like Yahoo and Google in that consumers use the Company’s search features to shop specifically for travel, not to find general and wide-ranging information and (2) while the Company currently does not provide significant online booking services, its business model has evolved and the Company is now offering booking services. The Company believes that the revenue generated by these booking services will significantly increase the percentage of revenues attributable to Distribution. The Company further notes that over time, users of its website will increasingly be able to buy travel on its website and through its mobile applications and as such, the Company will continue to increasingly display characteristics of a traditional retail store and not that of an online search engine. Based on this analysis, the Company believes that its website represents the means through which its customers obtain access to its product and services, just like any physical retail store location.

With respect to depreciation and amortization, the Company notes that Staff Accounting Bulletin Topic 11.B permits the classification of depreciation and amortization outside of cost of revenues, so long as the cost of revenues line item includes sufficient disclosure stating that such costs are included elsewhere on the statements of operations. Since the majority of the Company’s technology costs relate to depreciation and amortization the Company continues to believe

Mark P. Shuman

U.S. Securities and Exchange Commission

May 27, 2011

that these costs are appropriately classified as selling, general and administrative expenses. Furthermore, in the event the Staff disagrees with the Company’s analogy to a retail setting, the Company believes such costs would still be classified as selling, general and administrative expenses in accordance with Staff Accounting Bulletin Topic 11.B. In addition to depreciation and amortization costs, the Company notes that its hardware and software expenses are costs for small equipment and software used for internal purposes. As a result of the use of these items, the Company believes these items are appropriately accounted for as selling, general and administrative expenses.

With respect to Personnel costs, the Company directs the Staff to its previous response to Staff comments as set forth in response to comment number 7 in its response letter dated February 10, 2011. In this response the Company noted, and it continues to stress, that the main activities of the Company’s employees do not relate to revenue-generating activities. In support of this position, the Company notes that the main activities of its employees are directed towards efforts aimed at increasing the appeal and reach of its website to its users (which the Company views as properly characterized as selling, general and administrative costs). Additionally, the Company notes that the expenses related to technology employees who work on website development are capitalized and amortized and as a result, are included in Technology costs as discussed above. The remaining activities of our employees relate to back office support work and are most appropriately categorized as selling, general and administrative expenses. As a result of the factors set forth above and as described in its calls with the Staff on May 19, 2011, and May 20, 2011, the Company continues to affirm its positions that its costs have been properly allocated between Costs of Revenues and Selling, General and Administrative Expenses. Furthermore, the Company believes that a re-allocation of these expenses would misrepresent to investors the costs incurred by the Company in the operations of its business and would unnecessarily mislead investors and other users of the Company’s financial statements.

We would appreciate the opportunity to discuss any remaining questions or concerns with you at your convenience. I can be reached at 617-951-8459.

Sincerely,

/s/ Michael A. Conza
Michael A. Conza

cc:	David Edgar, U.S. Securities and Exchange Commission

Patrick Gilmore, U.S. Securities and Exchange Commission

Mark P. Shuman

U.S. Securities and Exchange Commission

May 27, 2011

Daniel Stephen Hafner, Kayak Software Corporation

Karen Ruzic Klein, Kayak Software Corporation

Melissa W. Reiter, Kayak Software Corporation

Paul M. English, Kayak Software Corporation

Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP

David W. Mason, Bingham McCutchen LLP